CAGNY Investor Presentation February 22, 2024

Stéfan Descheemaeker Chief Executive Officer

This Presentation has been prepared and issued by Nomad Foods Limited (the “Company”). This Presentation has been provided solely for information and background. The information in this Presentation is provided as at the date of the Presentation (unless stated otherwise). This Presentation does not constitute or form part of, and should not be construed as: (i) an offer, solicitation or invitation to subscribe for, sell or issue, underwrite or otherwise acquire any securities or financial instruments, nor shall it, or the fact of its communication, form the basis of, or be relied upon in connection with, or act as any inducement to enter into any contract or commitment whatsoever with respect to such securities or financial instruments, or (ii) any form of financial opinion, recommendation or investment advice with respect to any securities or financial instruments. Certain statements and matters discussed in this Presentation may constitute forward-looking statements. Forward-looking statements are statements that are not historical facts and may be identified by words such as “aim”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intend”, “may”, “should”, “strategy”, “will” and words of similar meaning, including all matters that are not historical facts. This Presentation includes forward-looking statements about the Company’s: (i) future operating and financial performance, including the Company’s 2024 preliminary guidance with respect to total revenue growth, volume growth, Adjusted EBITDA growth, Adjusted EPS, cash flow conversion, EBITDA growth, and EPS growth, (ii) the Company’s growth in 2024 and beyond, (iii) expectations regarding short and long-term growth and goals, including its commercial, media, financial, pricing and supply chain strategies, (iv) expectations regarding its advertising and marketing strategies, including its A&P spend and its new Life Well Fed campaign, (v) expectations regarding opportunities for expansion, (vi) expectations regarding its consumer-centric innovation, (vii) expectations regarding cost savings and reinvestment into topline growth, (vii) expectations regarding its products, including household penetration and consumer value and affordability, (viii) expectations regarding its quarterly dividends, profitability and capital allocation, including its ability to deliver strong shareholder returns, and (ix) expectations regarding frozen foods performance across Europe. The forward-looking statements in this Presentation speak only as of the date hereof and are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although the Company believes that these assumptions were reasonable when made, these assumptions are inherently subject to significant known and unknown risks, uncertainties, contingencies and other important factors which are difficult or impossible to predict and are beyond its control. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials, including the conflict in Ukraine; (ii) the Company’s ability to successfully mitigate inflationary changes in the market; (iii) the Company’s ability to successfully identify suitable acquisition targets and adequately evaluate the potential performance of such acquisition targets; (iv) the Company’s ability to successfully implement its strategies (including its M&A strategy) and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (iv) the Company’s ability to successfully implement its strategies or strategic initiatives and recognize the anticipated benefits of such strategic initiatives; (v) the Company’s ability to accurately predict the performance of its Green Cuisine brand and the Findus Switzerland and Fortenova’s frozen food businesses’ and their impact on the Company’s growth; (vi) the Company’s ability to effectively compete in its markets, including the ability of Green Cuisine to effectively compete in continental Europe; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the effects of reputational damage from unsafe or poor quality food products; (ix) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (x) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xi) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials; (xii) the Company’s ability to protect its brand names and trademarks; (xiii) new regulations governing the import and export of goods between the UK and the European Union as a result of Brexit, as well as the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect the Company’s business; (xiv) the loss of any of the Company’s major customers or a decrease in demand for its products; (xv) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xvi) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xvii) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xviii) changes in applicable laws or regulations; and (xix) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company and its affiliates expressly disclaim any intention, obligation or undertaking to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This Presentation shall not, under any circumstances, create any implication that there has been no change in the business or affairs of the Company since the date of this Presentation or that the information contained herein is correct as at any time subsequent to its date. No statement in this Presentation is intended as a profit forecast or estimate. Unless otherwise indicated, market and competitive position data in this Presentation has been published by Nielsen or Euromonitor. Given this data has been obtained from industry publications and surveys or studies conducted by third-party sources, there are limitations with respect to the availability, accuracy, completeness and comparability of such data. The Company has not independently verified such data, can provide no assurance of its accuracy or completeness and is not under any obligation to update, complete, revise or keep current the information contained in this Presentation. Certain statements in this document regarding the market and competitive position data are based on the internal analyses of the Company, which involves certain assumptions and estimates. These internal analyses have not been verified by any independent sources and there can be no assurance that the assumptions or estimates are accurate. This Presentation includes certain additional key performance indicators which are considered non-IFRS financial measures including, but not limited to, organic revenue, Adjusted EBITDA, Adjusted EPS and Adjusted Free Cash Flow. This Presentation includes certain additional key performance indicators which are considered non-IFRS financial measures including, but not limited to, organic revenue growth, Adjusted EBITDA, Adjusted EPS, Adjusted EPS growth, Adjusted EBITDA growth, Adjusted EPS growth, Adjusted Free Cash Flow and Free Cash Flow Conversion. Nomad Foods believes these non-IFRS financial measures provide an important alternative measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results. For a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS measures, refer to the Appendix to this Presentation. The Company is unable to reconcile, without unreasonable efforts, Adjusted EBITDA and Adjusted EPS guidance to the most directly comparable IFRS measures. Disclaimer

CAGNY 2024 | 4

LEADING Frozen Foods Company With Uninterrupted Top-Tier Growth ACCELERATING Growth in 2024 and Beyond ENHANCING Shareholder Returns Through Strong Cashflows and Effective Capital Allocation What We Want You to Take Away From Today CAGNY 2024 | 5

Embracing a Growth Acceleration Mindset in 2024 Strong Cashflows and Balance Sheet Flexibility to Boost Shareholder Returns LEADING Frozen Foods Company With Uninterrupted Top-Tier Growth ACCELERATING Growth in 2024 and Beyond ENHANCING Shareholder Returns Through Strong Cashfl ws and Eff ctive Capital Allocation What We Want You to Take Away From Today CAGNY 2024 | 6

Pure-Play Focus on the Attractive European Frozen Segment



Frozen Others
Frozen Meat
Frozen Pizza & Meals
Ice Cream
Frozen Fish & Seafood
Frozen Vegetables & Potatoes
European Frozen Food Categories
€57 billion Retail Sales

Frozen Sales Vs. Other Departments

Retail Sales CAGR (2021-2023)



9.5%
8.4%
8.8%
10.3%
8.5%
Frozen
All Food & Beverages
Refrigerated
Shelf Stable
All FMCG

Long-Term Consumer Trends Underpin Our Growth



CONVENIENCE



TASTE



NUTRITION



AFFORDABILITY



SUSTAINABILITY

Source: Nielsen Strategic Planner; NielsenIQ; Year ending December 2023; Frozen Food including Ice Cream.

Top European Frozen Food Companies - Retail Sales (€, Billion) € 57billion Retail Sales Europe Frozen Food €4.2 billion €3.9 billion €2.6 billion €1.5 billion Nomad is One of the Largest European Frozen Food Companies... Source: NielsenIQ; Year ending December 2023; Frozen Food including Ice Cream. CAGNY 2024 | 8

… With an Outstanding Scale and Size Advantage

€3+ billion REVENUES 7% CAGR over the last 5 Years	**€530+ million** ADJUSTED EBITDA	**€1.60+** ADJUSTED EPS	**~100%** AVERAGE ADJUSTED CASH CONVERSION
€57+ billion TAM	**~8,000** EMPLOYEES	**18** PLANTS ACROSS EUROPE	**#1** BRANDED COMPANY IN EACH OF OUR TOP 15 MARKETS

Source: NielsenIQ; Year ending December 2023. Average adjusted cash conversion over the past five years. Conversion defined as Adjusted Free Cash Flow as a percentage of Adjusted profit. Adjusted EBITDA, Adjusted EPS and Adjusted Free Cash Flow are expectations of results and are non-IFRS measures. See appendix for an explanation of all non-IFRS financial measures.

CAGNY 2024 | 9

Portfolio of Iconic Brands CAGNY 2024 | 10

Disciplined and Impactful Acquisitions Approach Complements Attractive Organic Growth Profile Acquired businesses with more than €1 Billion Sales Acquisition size: €700 million Acquisition size: €225 million Acquisition size: €240 million Acquisition size: €110 million Acquisition size: €615 million 2015 2018 2020 2021 Proven History of Accretive Acquisitions CAGNY 2024 | 11

Uninterrupted Track Record of Top Tier Financial and Cashflow Performance Despite Macro Headwinds

Revenues

7% CAGR


€1.9
billion
€3.0
billion
2016 2017 2018 2019 2020 2021 2022 2023
Consensus
Estimates

Adjusted EBITDA

7% CAGR


€325
million
€532
million
2016 2017 2018 2019 2020 2021 2022 2023
Consensus
Estimates

Adjusted EPS

10% CAGR


~€0.17
impact
in 2023/24
from higher
interest
costs
€0.84
€1.61
2016 2017 2018 2019 2020 2021 2022 2023
Consensus
Estimates

Total Adjusted Free Cash Flow
2016 - 2022
€1.7+ bn

Average Adjusted Cash Flow Conversion
2016 - 2022
~100%

Adjusted EBITDA, Adjusted EPS and Adjusted Free Cash Flow are non-IFRS measures. See appendix for an explanation of all non-IFRS financial measures and reconciliation of Adjusted Free Cash flow to the comparable IFRS measures. Conversion defined as Adjusted Free Cash Flow as a percentage of Adjusted profit. 2023 Revenues, Adjusted EBITDA, and Adjusted EPS are based on consensus estimates as of February 19, 2024, and are for illustration purposes only and do not represent the Company's expected 2023 Revenues, Adjusted EBITDA and Adjusted EPS. Organic revenue CAGR of 3% during the same period.

CAGNY 2024 | 12

Poised for Attractive Long term Growth 90-95% $1.89 - $1.95 4 - 6% growth €1.75 - €1.80 9%-12% growth 3 - 4% growth Including Positive Volume Growth Total Revenue Adjusted Cash Flow Conversion Adjusted EPSAdjusted EBITDA 2024 Guidance Signals App aling Volume-Led Growth Adjusted EBITDA, Adjusted EPS and Adjusted Free Cash Flow are non-IFRS measures. See appendix for an explanation of all non-IFRS financial measures and reconciliation to the comparable IFRS measures. 2024 Adjusted EPS guidance range converted to USD, the currency in which Nomad Foods shares trade, for illustrative purposes and based on USD/EUR FX rate of 1.08 as of February 17, 2024. Conversion defined as Adjusted Free Cash Flow as a percentage of Adjusted profit. CAGNY 2024 | 13

Poised for Attractive Long term Growth Balanced Price and Vol/Mix Growth Revenue EBITDA EPS Cashflow 3 - 4% Revenue Growth 5 - 7% Adjusted EBITDA Growth 7 - 9% Adjusted EPS Growth 90 - 95% Adjusted Free Cashflow Conversion Enhanced Capital Allocation Expected to Amplify Organic Growth In-Line With Historical Levels Attractive Org nic Long-Term Growth Adjusted EBITDA, Adjusted EPS and Adjusted Free Cash Flow are non-IFRS measures. See appendix for an explanation of all non-IFRS financial measures and reconciliation to the comparable IFRS measures. Conversion defined as Adjusted Free Cash Flow as a percentage of Adjusted profit. CAGNY 2024 | 14

Embracing a Growth Acceleration Mindset in 2024 Strong Cashflows and Balance Sheet Flexibility to Boost Shareholder Returns LEADING Frozen Foods Company With Uninterrupted Top-Tier Growth ACCELERATING Growth in 2024 and Beyond ENHANCING Shareholder Returns Through Strong Cashfl ws and Eff ctive Capital Allocation What We Want You to Take Away From Today CAGNY 2024 | 15

Sequential Improvements Signal Positive Volume and Share Growth Ahead -2,0% -1,5% -1,0% -0,5% -0,0% Jan '23Jan '23 Nomad Volume Share Change -16,0% -12,0% -8,0% -4,0% -0,0% Nomad Volume Change Dec '23Dec '23 Poised for Positive Volume and Share Growth in 2024 Source: Factset; for 13 4-weeks periods through P13 2023. CAGNY 2024 | 16

Increased A&P support Strengthened RGM Enhanced data and analytics Invest in Growth Capabilities Pioneer the frozen categories Consumer-centric new products Focusing on Consumer- Centric Innovation Fewer, Bigger MWBs to focus on higher margin opportunities Leverage broad portfolio to expand into new markets Grow the Core Manufacturing excellence Reduce complexity Productivity Agenda to Fuel Growth Accelerate Profitable Topline Growth Trajectory in 2024 and Beyond CAGNY 2024 | 17

Examples of Our Top 20 MWBs Our Portfolio and Growth Strategy is Anchored in Our MUST WIN BATTLES Realigning MWBs to concentrate only on the biggest opportunities Focus on higher margins and profitability Receive full spectrum of support & investments Account for ~50% of our retail sales Growing ~2ppts faster than our overall retail sales 2.5x over-indexed relative to the overall segments* Our Top 20 MWB Have Significantly Higher Margins Concentrated and Bigger MWBs to Grow the Core Source: NielsenIQ; Year ending December 2023; *Relative to total savory frozen foods segments.

Our Broad Portfolio and Extensive Geographical Footprint Opens up New Opportunities Building Scale in Chicken in Germany, Italy & Portugal Single Serve Meals in Netherlands & UK Expand Core Fish and Veg in Adriatics, Switzerland & Spain Cross-Pollination to Expand into New Markets and Categories CAGNY 2024 | 19

Implement and Launch Develop Design Discover and Define Frame the Challenge Transforming Our New Product Innovation by Adopting a More Systematic, Consumer-Centric Approach Focusing on Consumer-Centric Innovation CAGNY 2024 | 20

Multi-Layered Technology in Premium Ice Cream Further Unlocking Happy Family Occasions Exciting New Coating Technology Crispy Seafood Creations Inspiring Veg Five Years Pipeline of New Products Innovation Strong, Multi Year Innovation Pipeline CAGNY 2024 | 21

 Strong shift to digital  Higher spend on retail media  Launch One Nomad “Master Brand”  Data-backed insights  Machine learnings modeling to optimize A&P  A&P spend to grow faster than topline  Focus on MWBs and Growth Platforms Increase Investments Behind Growth Accelerate Data and Analytics Capabilities Drive Higher ROIImpactful Advertising and Marketing

Relevant Gen-Z Platforms Brand Partnerships Go to Market Models Step up investment in platforms that reach younger audiences E-sports & immersive gaming experiences Streaming services Greater affinity with brands with younger audiences Partnerships with online delivery platforms Media Interventions Fuel our Marketing Mix with Shift to Higher ROI Digital Media CAGNY 2024 | 23

New Masterbrand Campaign to Leverage Brand Power and Drive Category Leadership Launching a New “Life Well Fed” Campaign

Samy Zekhout Chief Financial Officer

Embracing a Growth Acceleration Mindset in 2024 Strong Cashflows and Balance Sheet Flexibility to Boost Shareholder Returns LEADING Frozen Foods Company With Uninterrupted Top-Tier Growth ACCELERATING Growth in 2024 and Beyond ENHANCING Shareholder Returns Through Strong Cashfl ws and Eff ctive Capital Allocation What We Want You to Take Away From Today CAGNY 2024 | 26

Adjusted EPS*Organic Revenue Growth* €1.60+ €3+ billion Mid-Single Digit Growth Another Year of Solid Financial Results in 2023 *Expected Results. Adjusted EPS and Organic Revenue Growth is a non-IFRS measures. CAGNY 2024 | 27

Top-Tier Financial Performance

Significantly Outgrew US Food Peers Despite Facing Tougher Macro Headwinds

2018-2023 CAGR

Revenues



3.2%
7.0%
Peer* Average
Nomad

Adjusted EBITDA



2.4%
7.2%
Peer* Average
Nomad

Adjusted EPS



3.8%
6.3%
Peer* Average
Nomad

***Peers:** Market-cap Weighted average of B&G Foods, BellRing, Campbell Soup, Conagra, Danone, Flowers Foods, General Mills, Hain Celestial, Hershey, Hormel Foods, J&J Snacks, JM Smucker, Kellanova, Kraft Heinz, Lamb Weston, Lancaster Colony, McCormick, Mondelez, Nestle, Post Holdings, Simply Good Foods, TreeHouse Foods, Unilever.

Source: Factset; including 2023 consensus estimates. Adjusted EBITDA and Adjusted EPS are non-IFRS measures. See appendix for an explanation of all non-IFRS financial measures.

CAGNY 2024 | 28

90-95% $1.89 - $1.95 4 - 6% growth €1.75 - €1.80 9%-12% growth 3 - 4% growth Including Positive Volume Growth Total Revenue Adjusted Cash Flow Conversion Adjusted EPSAdjusted EBITDA 2024 Guidance Signals Appealing Volume-Led Growth Trajectory Adjusted EPS, Adjusted EBITDA, Organic Revenue Growth and Adjusted Free Cash Flow are non-IFRS measures. See appendix for an explanation of all non-IFRS financial measures. 2024 Adjusted EPS guidance range converted to USD, the currency in which Nomad Foods shares trade, for illustrative purposes and based on USD/EUR FX rate of 1.08 as of February 17, 2024. Conversion defined as Adjusted Free Cash Flow as a percentage of Adjusted profit. CAGNY 2024 | 29

Growth Fly-Wheel Expected to Deliver Superior Shareholder Returns


Generate Superior Shareholder Returns
Operational Excellence
Stronger Productivity Agenda
Invest In Technology Data and Analytics
Investment in Growth Drivers
Higher A&P Spending
RGM | Stronger Innovation
Sustained Topline Growth
Volume Led Growth
Expand Into New Markets and Categories
Stronger Profitability and Effective Capital Allocation
Greater Scale and Operating Leverage
ROI Driven Capital Allocation

Nomad Foods
CAGNY 2024 | 30

Generate Higher Productivity Savings by Creating an Efficient, Simplified, and Customer-Centric Supply Chain Manufacturing Excellence Logistics Redesign Reduce Complexities Leverage Size in Procurement and Sourcing Supply-Chain Excellence Enhanced Focus on Productivity to Fuel Growth CAGNY 2024 | 31

Supported by our strong cash generation and no debt maturities until 2028 New Cash Dividend Disciplined capital investments to drive organic growth Optimized net leverage More than €1 billion of share buybacks since 2016 Proven history of accretive acquisitions A Strong Track Record of Accretive Capital Deployment CAGNY 2024 | 32

Attractive Dividend Yield + Low Payout Ratio Dividend Yield Dividend Payout Ratio Flower Foods Danone Conagra Nestlé Kellanova Kraft Heinz Coca-Cola Keurig Dr Pepper Hormel PepsiCo P&G McCormick Unilever Campbell Soup General Mills Hershey Mondelez Nomad Foods Lamb Weston 35% 160%120%80%40%0% B&G Foods Conagra Kraft Heinz Kellanova Flower Foods Campbell Soup JM Smuckers Hormel Nomad Foods General Mills Coca-Cola PepsiCo Keurig Dr Pepper P&G McCormick Hershey Mondelez Utz Brands Lamb Weston 3.5% 8%6%4%2%0% Initiation of Quarterly Dividend Signals Confidence in our Operating Outlook Source: Factset; as of February 12, 2024. CAGNY 2024 | 33

Nomad Peers' Weighted Average 6 10 14 20232022202120202019 20242018 18 22 Fo rw a rd P /E M ul tip le Multi-Year High Valuation Discount Attractive Organic Long-Term Growth Balanced Price and Vol/Mix Growth Revenue EBITDA EPS Cashflow 3 - 4% Revenue Growth 5 - 7% Adjusted EBITDA Growth 7 - 9% Adjusted EPS Growth 90 - 95% Adjusted Free Cashflow Conversion Top-Tier Growth Adjusted EBITDA NomadPeer* Average 2.4% 7.2% Revenues NomadPeer* Average 3.2% 7.0% Adjusted EPS NomadPeer* Average 3.8% 6.3% Top-Tier Growth at Multi-Year High Valuation Discount *Peers: B&G Foods, BellRing, Campbell Soup, Conagra, Danone, Flowers Foods, General Mills, Hain Celestial, Hershey, Hormel Foods, J&J Snacks, JM Smucker, Kellanova, Kraft Heinz, Lamb Weston, Lancaster Colony, McCormick, Mondelez, Nestle, Post Holdings, Simply Good Foods, TreeHouse Foods, Unilever. Source: Factset; as of February 16, 2024. Including 2023 consensus estimates. Adjusted EPS and Adjusted EBITDA are non-IFRS measures. CAGNY 2024 | 34

LEADING Frozen Foods Company With Uninterrupted Top-Tier Growth ACCELERATING Growth in 2024 and Beyond ENHANCING Shareholder Returns Through Strong Cashflows and Effective Capital Allocation What We Want You to Take Away From Today CAGNY 2024 | 35

Thank you.

Questions?

Appendix

The following tables have been included to allow users to reconcile Non-IFRS financial measures as well as Adjusted financial information included within this presentation to reported IFRS financial measures. 1 - Definitions of Non-IFRS financial measures referred to in this presentation. 2 - Reconciliation of Non-IFRS financial measures. Contents

Non-IFRS financial measures should not be considered as substitutes for, or superior to, measures of financial performance prepared in accordance with IFRS. They are limited in value because they exclude charges that have a material effect on the Company’s reported results and, therefore, should not be relied upon as the sole financial measures to evaluate the Company’s financial results. The non-IFRS financial measures are meant to supplement, and to be viewed in conjunction with, IFRS financial measures. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures as provided in the tables accompanying this document. Adjusted EBITDA – EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items to the extent included in our financial statements such as material restructuring charges, material goodwill and intangible asset impairment charges, other material unusual or non-recurring items, as well as additional items that management deems to be exceptional and appropriate for adjustment. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis. Adjusted Profit for the period is defined as profit for the period excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, net financing income/(cost) on amendment of terms of debt, interest cost on tax relating to legacy tax audits, foreign exchange translation gains/(losses), foreign exchange gains/(losses) on derivatives, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted Profit after tax provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis. Adjusted EPS - Adjusted EPS is defined as diluted earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, net financing income/(cost) on amendment of terms of debt, interest cost on tax relating to legacy tax audits, foreign exchange translation gains/(losses), foreign exchange gains/(losses) on derivatives, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis. Adjusted Financial Information – Adjusted financial information presented in this presentation reflects the historical reported financial statements of Nomad Foods, adjusted for share based payment charges including employer payroll taxes, exceptional items (as described above) and non-cash foreign currency translation charges/gain. Organic Revenue Growth/(Decline) – Organic revenue growth/(decline) is an adjusted measurement of our operating results. This comparison of current and prior period performance takes into consideration only those activities that were in effect during both time periods. Organic revenue reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, trading day impacts or any other event that artificially impact the comparability of our results. Adjusted Free Cash Flow – Adjusted free cash flow is the amount of cash generated from operating activities less cash flows (i) related to exceptional items (as described above), (ii) non-operating M&A related costs and (iii) working capital movements on employer taxes associated with share based payment awards, plus (i) capital expenditure (on property, plant and equipment and intangible assets), (ii) net interest paid, (iii) proceeds/ (payments) on settlement of derivatives where hedge accounting is not applied and (iv) payments of lease liabilities. Adjusted free cash flow reflects cash flows that could be used for payment of dividends, repayment of debt or to fund acquisitions or other strategic objectives. 1. Definitions of Non-IFRS financial measures referred to in this presentation

2. Reconciliation of Non-IFRS Financial Measures

Reconciliation of reported net cash flows from operating activities to Adjusted free cash flow for the years ended December 31, 2022, 2021, 2020, 2019, 2018, 2017 & 2016.

€ in millions	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	7 year total
Net Cash Flows From Operating Activities	**303.8**	**306.3**	**457.0**	**315.4**	**321.3**	**193.8**	**282.1**	
Add back:								
Cash flows relating to exceptional items (a)	40.8	48.8	12.1	15.9	43.4	99.5	49.2	
Legacy tax payments (b)	—	—	—	—	—	27.3	—	
Employer taxes related to share based payments (c)	0.5	0.7	3.1	7.5	1.7	—	—	
Non-operating M&A costs (d)	3.1	12.9	7.3	3.3	8.9	3.0	—	
Deduct:								
Capital expenditure (e)	(79.1)	(79.2)	(58.7)	(47.3)	(41.6)	(42.6)	(42.4)	
Net interest paid	(53.6)	(36.6)	(49.5)	(46.0)	(45.1)	(48.5)	(63.0)	
Other financing cash flows (f)	0.3	(2.0)	(6.1)	0.7	(2.8)	1.6	(4.0)	
Payment of lease liabilities (g)	(26.5)	(19.4)	(20.3)	(21.8)	—	(1.6)	(0.7)	
Adjusted free cash flow	**189.3**	**231.5**	**344.9**	**227.7**	**285.8**	**232.5**	**221.2**	**1,732.9**
Adjusted profit for the period	**293.4**	**276.6**	**262.6**	**235.1**	**209.0**	**175.2**	**154.9**	**1,606.8**
Adjusted free cash flow as % adjusted profit for the period	**65%**	**84%**	**131%**	**97%**	**137%**	**133%**	**143%**	**108%**
Revenue	**2,939.7**	**2,606.6**	**2,515.9**	**2,324.3**	**2,172.8**	**1,956.6**	**1,927.7**	**16,443.6**
Adjusted free cash flow as % revenue	**6%**	**9%**	**14%**	**10%**	**13%**	**12%**	**11%**	**11%**

a. Adjustment to add back cash flows related to exceptional items which are not considered to be indicative of our ongoing operating cash flows.
b. Tax paid relating to open tax audits for pre-Nomad periods which are considered one-off in nature.
c. Adjustment to add back working capital movements related to employer taxes related to share based payments which are not considered to be indicative of our ongoing operating cash flows.
d. Adjustment to add back cash flows related to non-operating M&A costs which are not considered to be indicative of our ongoing operating cash flows.
e. Defined as the sum of property, plant and equipment and intangible assets purchased in the year, which are considered part of the underlying business cash flows.
f. Proceeds/(payments) on settlement of derivatives.
g. These lease liabilities are included in Net Cash Flows from Financing Activities. We believe these payments are part of the underlying business cash flows and should be reflected in Adjusted free cash flow.